FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 23, 2009

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 23, 2009 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

FOR IMMEDIATE RELEASE

Contact:
ASE Group Freddie Liu, Vice President Allen Kan, Manager Tel: +886-2-8780-5489 http://www.aseglobal.com	AMPI Samy Fan, Finance Director Daniel Peng, Manager Tel: +886-3577-0033 http://www.ampi.com.tw
ASE Signs MOU with AMPI
Strategic alliance to deliver turnkey services to MOSFET, Power IC and Discrete customers

Taipei, Taiwan, R.O.C., February 23, 2009 – Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311, “ASE” or the “Company”) and Advanced Microelectronic Products, Inc. (TAIEX 6287, “AMPI”) announced today the signing of a memorandum of understanding (MOU), indicating their intent to enter into a strategic alliance focused on providing semiconductor manufacturing turnkey services for customers in the MOSFET, power IC, and discrete markets.

Further intent of this strategic relationship is to provide seamless manufacturing services to turnkey customers through the alignment of ASE and AMPI’s IT infrastructures and systems, co-development of process and product related technologies, as well as joint marketing programs.  In addition, both parties are committed to the future cooperation in and collaboration on continuous quality improvement, and enhanced support and services.

“Forming this strategic alliance with AMPI strengthens ASE’s position while expanding our footprint in the MOSFET, power IC, and discrete markets,” said Dr. Tien Wu, chief operating officer, ASE Group.  “ASE has significantly escalated our discrete manufacturing capabilities, and this MOU with AMPI accentuates our solid commitment to customers seeking a complete turnkey service, as well as faster time-to-market.”

"We're excited to form a strategic partnership with ASE, the world's largest provider of independent semiconductor manufacturing services in assembly and testing.  Working closely together, this MOU will enable both companies to offer extremely competitive integrated power semiconductor manufacturing services in terms of cost, time to market, cycle time, and technology,” said Dr. Hong Yuan Chen, president, AMPI.  “AMPI has recently become a Hong Hai Group invested company and formed strategic alliance with Advanced Power Electronics Corp (APEC).  Hong Hai is the world’s largest Electronics Manufacturing

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Service (EMS) provider, and APEC is Taiwan’s leading power MOSFET design house.  This further alliance with ASE marks an important milestone for AMPI, as it marks the completion of our vertically integrated manufacturing strategy in power semiconductors.  Through such vertical alliances platform, we will offer the most complete, flexible, and customer oriented ‘one-stop’ and value-added services and solutions to our customers.”

About ASE Group

The ASE Group is the world's largest provider of independent semiconductor manufacturing services in assembly and test.  As a global leader geared towards meeting the industry's ever growing needs for faster, smaller and higher performance chips, the Group develops and offers a wide portfolio of technology and solutions including IC test program design, front-end engineering test, wafer probe, wafer bump, substrate design and supply, wafer level package, flip chip, system-in-package and final test.   ASE Group also provides electronic manufacturing services through its affiliate, Universal Scientific Industrial Co Ltd.  The Group generated sales revenues of $3 billion in 2008 and employs over 25,000 people worldwide.  For more information about the ASE Group, visit www.aseglobal.com.

About AMPI

AMPI (TAIEX: 6287) is a leader in wafer foundry service for power semiconductors such as power MOSFET's, IGBT's, power diodes, and power IC's.  Through close partnerships with its customers, AMPI has developed a broad range of cutting-edge customer-specific process technologies that enable customers' device designs for applications in computing, consumer electronics, display, lighting, automotives, energy, communications and industrial segments.  Hon Hai, the world’s largest EMS provider, and Advanced Power Electronics Corp. (APEC), Taiwan’s leading power semiconductor design house, are both major shareholders of AMPI.  AMPI is located in Hsin-chu Science Park, Taiwan.  For more information about AMPI, visit www.ampi.com.tw.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 30, 2008.

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